Exhibit 1.1

AMENDMENT TO THE ARTICLES OF ASSOCIATION OF CHINA PETROLEUM & CHEMICAL CORPORATION

According to the prevailing market conditions and the needs for further development of the business of China Petroleum & Chemical Corporation ( the “Company”), the board of directors of the Company announced that it resolved to extend the business scope of the Company and to revise the relevant provisions in Article 12 of the Articles of Association on April 3, 2008. The proposed amendments to the Articles of Association has been approved at the annual general meeting of shareholders held on 26 May 2008.

Article 12 prior to the proposed amendments is as follows:

“The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company. The Company’s scope of business includes: the exploration, exploitation and sales of oil and natural gas; pipeline transportation of oil and natural gas; oil refining; the production, sales and storage of oil, petrochemical products, chemical fiber products and other chemical products; wholesaling, retailing and storage of oil and other oil products; operation of 24-hour stores; power generation; manufacturing and installation of machinery; purchase and sales of raw materials, charcoal, equipment and parts; supervision of manufacturing of equipment; research, development and application of technology and information; import and export; and provision of technology and labor.”

Article 12 post the proposed amendments is as follows:

“The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company. The Company’s scope of business includes: the exploration, exploitation, storage, pipeline transportation, land transportation, water transportation, sales of oil and natural gas; oil refining; wholesaling and retailing of gasoline, kerosene and diesel oil(for subsidiaries only); sales of lubricant, liquid gas, fuel oil, solvent naphtha and asphalt; the production, sales, storage land transportation and water transportation of ethylene, propylene, butadiene, naphtha, heavy oil, ethylene glycol, PTA, beta-lactam, dacron, nitrilon, rubber and other chemical raw materials and products; production of chemical fertilizer; production of electricity; operation of 24-hour stores; shaped packing foods, retailing of cigarettes, automobile decorations(for subsidiaries only), automobile cleaning; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sales of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; Self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipments and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.”